SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934*

Carrizo Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

144577 10 3

(CUSIP Number)

Steven A. Webster

Carrizo Oil & Gas, Inc.

500 Dallas, Suite 2300

Houston, Texas 77002

(713) 328-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144577 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,552,180 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,552,180 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,180 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%
14	TYPE OF REPORTING PERSON* IN

INTRODUCTORY NOTE.

This Amendment No. 7 to Schedule 13D is being filed on behalf of Steven A. Webster (“Mr. Webster”) to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), originally filed by Mr. Webster on August 21, 1997 and amended by Amendment No. 1 dated January 8, 1998, Amendment No. 2 dated March 13, 1998, Amendment No. 3 dated December 15, 1999, Amendment No. 4 dated February 20, 2002, Amendment No. 5 dated June 25, 2004 and Amendment No. 6 dated January 30, 2006 (as so amended, the “Original Statement”), with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4.	Purpose of Transaction.

In 2006, Mr. Webster received 8,529 shares of Common Stock upon the distribution of all of the shares of Common Stock held by Cerrito Partners. As described in the Original Statement, Mr. Webster was one of the General Partners of Cerrito Partners and he had previously disclaimed beneficial ownership in the shares of Common Stock held by that partnership.

On May 23, 2006, Mr. Webster was awarded 4,000 shares of restricted stock all of which shares vested. In connection with such award, 1,334 shares of Common Stock were sold on date to pay associated taxes related to such award.

On June 12, 2007, Mr. Webster was awarded 3,501 shares of restricted stock all of which shares vested. In connection with such award, 1,167 shares of Common Stock were sold on date to pay associated taxes related to such award.

On December 26, 2007, Mr. Webster made a charitable gift of 20,000 shares of Common Stock.

On June 20, 2008, Mr. Webster received 5,000 shares of Common Stock as a result of a grant of restricted stock.

On May 21, 2009, Mr. Webster exercised options to purchase 2,500 shares of Common Stock at an exercise price of $1.8125 per share.

On January 26, 2010, Mr. Webster exercised options to purchase 2,500 shares of Common Stock at an exercise price of $5.1719 per share and 112,500 shares of Common Stock at an exercise price of $2.25 per share.

On November 17, 2011, Mr. Webster exercised options to purchase 75,000 shares of Common Stock at an exercise price of $4.01 per share.

On May 29, 2012, Mr. Webster received 2,413 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2011.

On February 8, 2013, Mr. Webster exercised options to purchase 80,000 shares of Common Stock at an exercise price of $4.43 per share and 13,334 shares of Common Stock at an exercise price of $8.265 per share.

On May 29, 2013, Mr. Webster received 2,413 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2011 and received 3,847 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2012.

On May 29, 2014, Mr. Webster received 2,413 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2011 and received 3,847 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2012.

On June 11, 2014, Mr. Webster received 11,901 shares of Common Stock as a result of the vesting of the restricted stock units granted to him on June 14, 2013.

On May 19, 2015, Mr. Webster received 6,108 shares of Common Stock as a result of the vesting of the restricted stock units granted to him on May 15, 2014.

On May 29, 2015, Mr. Webster received 3,848 shares of Common Stock as a result of the vesting of one-third of the restricted stock units granted to him on October 5, 2012.

On May 17, 2016, Mr. Webster received 6,400 shares of Common Stock as a result of the vesting of the restricted stock units granted to him on May 19, 2015.

The Company filed registration statements and amendments to such registration statements (collectively, the “Prior Registration Statements”) with the Securities and Exchange Commission on August 21, 2006, November 9, 2006, April 25, 2007, May 14, 2009, October 23, 2009 and October 27, 2009 related to the right to resell shares of Common Stock held by: (1) in certain cases, certain institutional investors who purchased shares of Common Stock in a private placement and (2) certain of the Company’s early shareholders, including Mr. Webster (collectively, “Founding Shareholders”). Although Mr. Webster was identified as a selling shareholder in the Prior Registration Statements, Mr. Webster did not sell any shares under such Prior Registration Statements. The Company was required to include Mr. Webster’s shares in, or file, such Prior Registration Statements under the terms of registration rights agreements with the Company as to which Mr. Webster is a party, which are described in the Original Statement. Mr. Webster is not identified as a selling shareholder in any active registration statement of the Company.

Mr. Webster may seek to take any action described in the Original Statement with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Webster beneficially owns an aggregate of 2,552,180 shares of Common Stock (approximately 4.3% of the 58,778,280 shares deemed to be outstanding as of April 29, 2016).

(c) The information in Item 4 is incorporated herein by reference.

(e) From time to time, the Company has sold shares of Common Stock, which had the effect of decreasing the percent of outstanding Common Stock owned by Mr. Webster. As a result of a 5,175,000 share public offering consummated on March 20, 2015, Mr. Webster ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2016.

/s/ Steven A. Webster
Steven A. Webster

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